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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May, 2001

                               Soft Care EC Inc.
                (Translation of registrant's name into English)

                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated May 25, 2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SoftCare EC Inc.
                                                  (Registrant)

                                                  By: "Martyn Armstrong"
                                                      ------------------
                                                      President and CEO




Date :   28 May 2001



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EC Softcare logo
--------------------------------------------------------------------------------
                                                       SHARES ISSUED: 17,128,617
                                                       FULLY DILUTED: 19,342,845
                                                                SYMBOL: SCE-CDNX
                                                                        NR-01-04

                         SOFTCARE GAINS NEW BOARD MEMBER
                         -------------------------------
                              AND RE-PRICES OPTIONS
                              ---------------------

NORTH VANCOUVER, BRITISH COLUMBIA, MAY 25, 2001 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce the appointment of Mr. Roy Davidson Trivett to the Board of Directors. Mr. Trivett graduated from Carlton University with a Masters Degree in Engineering. He brings an extensive entrepreneurial background in a variety of verticals to the board. He has experienced notable success in the computer hardware and software industries, while working as a senior executive. In the `70s he worked as contractor to Volker Craig where he designed and implemented a firmware operating system. This product was eventually deployed worldwide. At Conversion Ware in the `80s, Mr. Trivett developed a set of conversion utilities that formed the basis for a very successful application that was used by variety of industries throughout North America. In 1982, he co-founded Arcitel, a company specializing in the development of support system software for telephone companies. The company enjoyed initial success deploying its product for Bell Canada , Maritime Tel. AGT, New Brunswick Tel and SaskTel. In 1996, Arcitel completed an IPO and was listed on the Toronto Stock Exchange. While trading on the TSE, Arcitel established a market capitalization in excess of $100 million dollars. In March 2000 the company was sold to Nortel Networks for $550 million.

Mr. Trivett continues to be an active entrepreneur. He is Co-founder of Silicon Slopes Capital Corp. He owns and directs a variety of companies involved in property management, food services, music production and computer animation. He currently acts on the board of Silicon Slopes and Tech BC Corp owned by the Technical University of BC. He is also on the advisory board of Polar Enterprises (PEP), a Toronto Venture Capital Group.

Mr. Trivett will be provided with an option to purchase 100,000 common shares in the Company in consideration of his efforts on behalf of the Company. His option is exercisable for five years at a price of $0.40 per share and it vests four months after grant.

Subject to applicable shareholder and regulatory approvals provided for in the Company Stock Option Plan, the Board of Directors granted options to employees to purchase 745,339 common shares in the Company (including those to Mr. Trivett) exerciseable for five years at a price of $0.40 per share. This grant is in substance a replacement for an uncompleted grant of options made in October 2000. As well, the Board resolved to reduce the exercise price of 1,130,000 previously granted options from current prices to $0.40 per share.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/s/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO

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FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------


  SoftCare EC Inc. Suite 107 - 980 West 1st Street, North Vancouver, BC V7P 3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.